Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

Fixed Charges	RMB ’000
	2006	2007	2008	2009	2010
Capitalized interest	966,310	1,558	1,127	—	—
Interest expense	6,142,593	7,168	28,136	10,983	2,024
Interest within rental expenses (1)	43,196,102	74,437	164,100	195,323	214,964

Total	50,305,005	83,163	193,363	206,306	216,988

Earnings

Pre-tax income from continuing operations	73,319,224	86,418	134,419	322,626	506,577
Fixed charges
Capitalized interest	966,310	1,558	1,127	—	—
Interest expense (including bank loan, convertible bonds and convertible notes)	6,142,593	7,168	28,136	10,983	2,024
Interest within rental expenses (1)	43,196,102	74,437	164,100	195,323	214,964
Amortization of capitalized interest	—	—	—	972	392
Capitalized interest	(966,310)	(1,558)	(1,127)	—	—

Total	122,657,919	168,023	326,655	529,904	723,957

Ratio	2.44	2.02	1.69	2.57	3.34

(1)	This portion represents our management’s estimate of the interest within rental expenses. Our annual rental expenses consist of hotel and head office operating lease expenses.

Note:	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. Earnings is calculated by adding back fixed charges and amortization of capitalized interest back to pre-tax income from continuing operations and subtracting capitalized interest. Fixed charges consist of interest expensed and capitalized and an estimate of the interest within rental expense.